March 22, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Substitution Applications by Hartford Life Insurance Company et al., File Nos. 812-14446 and 812-14447 (the “Applications”)

Ladies and Gentlemen:

Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (together, “Hartford Life”), Hartford Investment Management Company and the other applicants (collectively, the “Applicants”) set forth in the Applications hereby respectively request that the Applications be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

To be clear, the Applicants strongly believe in the merits of the proposed substitutions, as fully substantiated in the Applications and the accompanying administrative record, and in the Applicants’ responses to the related hearing requests that the Commission has received.  The Applications are consistent with the protection of investors and the many other substitution applications that have been approved by the Commission’s staff in recent years.  In addition, Hartford Life believes, and has always believed, that the substitutions would offer benefits to contract owners.

During the application review process, a fund company that stood to lose assets under management as a result of the proposed substitutions inserted itself into the application review process by submitting numerous letters of opposition to the Commission staff.  Despite this unprecedented approach, Hartford Life successfully addressed all issues raised by the fund company’s letters, as evidenced by the Commission publishing a notice on December 8, 2016, stating its intentions to grant the requested orders.  Notwithstanding, the fund company has requested a hearing on the Applications and continues to actively oppose the substitutions based on the same issues raised during the 18-month long application review process.

While Hartford Life believes that Commission approval of the substitutions would be appropriate and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act of 1940, and that all material issues have already been resolved to the satisfaction of the Commission staff, Hartford Life has decided to end its pursuit of the requested orders.  Given the seemingly unending opposition to the process by the above-mentioned fund company and the wholly unclear timeframe this has created, it is no longer in the best interests of The Hartford’s customers, employees, or shareholders to commit extraordinary amounts of time and resources to the Applications.

The Hartford has been honoring its commitments to customers for over 200 years.  The Hartford, including Hartford Life, will continue to honor its customer commitments and comply with its legal, regulatory, and ethical obligations. We thank the Commission staff for both its considerable time and its unquestionably professional and thorough review of the Applications.

Sincerely,

/s/ Stephen E. Roth, Partner, Eversheds Sutherland (US) LLP

/s/ Dodie C. Kent, Partner, Eversheds Sutherland (US) LLP

cc: Lisa Proch, Vice President, Deputy General Counsel, The Hartford
Brent Fields, Secretary, Securities and Exchange Commission Daniele Marchesani, Branch Chief, Securities and Exchange Commission David Marcinkus, Branch Chief, Securities and Exchange Commission